Exhibit 99.1

MY Files Its 2015 Annual Report on Form 20-F

ZHONGSHAN, China, May 2, 2016 /PRNewswire/ —China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Annual Report”) with the Securities and Exchange Commission (“SEC”) on May 2, 2016. The annual report can be accessed on the Company’s investor relations website at http://ir.mywind.com.cn as well as the SEC’s website at http://www.sec.gov. The Company will provide a hard copy of the annual report free of charge to its shareholders and ADS holders upon request.

As disclosed in the earnings release dated April 18, 2016, the Company was in the process to finalize the impairment of EPC projects and purchase price allocation of RENergy acquisition. After finalization of the above matters, the Company adjusted downwards the total comprehensive income for the year ended December 31, 2015 to RMB256.7 million (US$39.6 million), compared to RMB298.6 million in its previous earnings release. Please refer to the Company’s filed 2015 Annual Report for more details of the impairment of EPC projects and purchase price allocation of RENergy acquisition.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2015.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contact:

China Ming Yang Wind Power Group Limited

Chao Zhang

+86-760-2813-8677

ir@mywind.com.cn

http://ir.mywind.com.cn